UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER
0-22955

CUSIP NUMBER
072035108

NOTIFICATION OF LATE FILING

(Check One):	[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

PART I – REGISTRANT INFORMATION

  BAY BANKS OF VIRGINIA, INC                                                                                                   .
Full Name of Registrant

  n/a
Former Name if Applicable

  1801 Bayberry Court, Suite 101_______________
Address of Principal Executive Office (Street and Number)

  Richmond, Virginia 23226
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]
(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)
Bay Banks of Virginia, Inc. (the "Company") was unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the "2017 10-K") by the scheduled due date of April 2, 2018 without unreasonable effort or expense, as explained below.

Management of the Company has been working diligently to prepare the 2017 10-K, and a substantial part of the information required for the 2017 10-K has been completed as of this date, however there has been a delay in the collection and compilation of certain final financial and other information required to be included in the 2017 Form 10-K. Such delay is related, in part, to the Company's system-wide computer conversion that occurred in November 2017 following the Company's April 1, 2017 merger with Virginia BanCorp Inc. (the "Virginia BanCorp Merger"). The Company requires additional time to (i) collect and compile such certain financial and other information and (ii) allow its independent registered public accounting firm to complete certain audit procedures. Management views the delay as administrative in nature stemming from the elevated volume of activity and operational changes in connection with the Virginia BanCorp Merger.
The 2017 Form 10-K will be filed as soon as possible and no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Randal R. Greene	(804)	404-9668
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X  ] Yes    [     ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X  ] Yes    [     ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the year ended December 31, 2017 will be significantly different from that reported for the year ended December 31, 2016, primarily due to the Virginia BanCorp Merger.  The Company acquired approximately $330.5 million in total assets from Virginia BanCorp Inc. at the time of the merger. The merger was accounted for using the acquisition method of accounting and, accordingly, Virginia BanCorp Inc.'s operating results have been included in the Company's consolidated financial statements from the acquisition date, which was April 1, 2017. The Company's fiscal 2017 financial results reflect nine months of combined operations, whereas the results of operations for fiscal 2016 relate to the Company on a standalone basis. As a result, the Company's 2017 financial results may not be comparable to financial results in prior periods.

On March 26, 2018, the Company released preliminary unaudited financial results for the quarter and year ended December 31, 2017, which information remains preliminary, subject to completion of the audit procedures referenced in Part III above and subject to change in the Company's 2017 Form 10-K.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about the Company's plans, obligations, expectations and intentions and other statements that are not historical facts. Words such as "anticipates," "believes," "intends," "should," "expects," "will," and variations of similar expressions are intended to identify forward-looking statements.  Statements as to the anticipated amount and effect of accounting entries related to the matters described in this Form 12b-25, which cannot be known until the final determination is made, are forward-looking. Factors that could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, disruptions to customer and employee relationships and business operations caused by the merger with Virginia BanCorp; the ability to implement integration plans associated with such merger, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by such merger within the expected timeframe, or at all; changes in interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality or composition of the loan or investment portfolios; the adequacy of the Company's allowance for loan losses; demand for loan products; deposit flows; competition; difficulty managing growth; demand for financial services in the Company's market area; operational risk; the Company's ability to maintain effective systems of internal and disclosure controls; accounting principles, policies and guidelines and the other factors detailed in the Company's other documents publicly filed with the Securities and Exchange Commission.  These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date they are made.  The Company has no obligation and does not undertake to publicly update, revise or correct any of its forward-looking statements after the date of this Form 12b-25, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

BAY BANKS OF VIRGINIA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018	By:	/s/ Randal R. Greene
Randal R. Greene
President and Chief Executive Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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